------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0145
                                                  Expires:      October 31, 2002
                                                  Estimated average burden
                                                  hours per response ..... 14.90
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         Clicksoftware Technologies Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M25082104
                      ---------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages
SEC 1745 (11-99)

CUSIP No. M25082104                   13G                      Page 2 of 5 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

         Canadian Imperial Bank of Commerce ("CIBC")
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
         Canada
--------------------------------------------------------------------------------
               5.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      _________________________________________________________________
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          2,849,474
    EACH       _________________________________________________________________
  REPORTING    7.   Sole Dispositive Power
   PERSON           -0-
    WITH:      _________________________________________________________________
               8.   Shared Dispositive Power
                    2,849,474
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         2,849,474
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (11)

         10.9%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

CUSIP No. M25082104                 13G                        Page 3 of 5 Pages


--------------------------------------------------------------------------------
Item 1(a).  Name of Issuer:

         Clicksoftware Technologies Ltd. ("CKSW")
--------------------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:

        655 Campbell Technology Parkway, Suite 250
        Campbell, CA 95008
--------------------------------------------------------------------------------
Item 2(a).  Name of Person Filing:

         Canadian Imperial Bank of Commerce ("CIBC")
--------------------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office, or if None, Residence:

         Commerce Court West, 199 Bay Street
         Toronto, Ontario
         Canada, M5L 1A2
--------------------------------------------------------------------------------
Item 2(c).  Citizenship:

         CIBC is a bank organized under the Bank Act of Canada.
--------------------------------------------------------------------------------
Item 2(d).  Title of Class of Securities:

         Common stock.
--------------------------------------------------------------------------------
Item 2(e).  CUSIP Number:

         M25082104
--------------------------------------------------------------------------------
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

CUSIP No. M25082104                   13G                      Page 4 of 5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:                                   2,849,474


     (b)  Percent of class:                                                10.9%


     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote                     -0-


          (ii)  Shared power to vote or to direct the vote             2,849,474


          (iii) Sole power to dispose or to direct the disposition of        -0-


          (iv)  Shared power to dispose or to direct the disposition
                of                                                     2,849,474


--------------------------------------------------------------------------------
Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable
--------------------------------------------------------------------------------
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable
--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         The reporting person may be deemed to beneficially own 2,849,474 shares of common stock owned by Genesis Partners I L.P., a Delaware limited partnership, and Genesis Partners I (Cayman) L.P., a Cayman Islands limited partnership, a parallel vehicle (collectively, "Genesis I Fund"). Oppenheimer Israel Investments, LLC, a Delaware limited liability company and an affiliate of the reporting person, is one of two general partners of the Genesis I Fund and shares voting and dispositive power over the 2,849,474 shares with the other general partner, E. Shalev Management Ltd., an Israeli corporation.

         The reporting person, disclaims any beneficial ownership interest in the 2,849,474 shares, other than the reporting person's 35.04% proportionate interest in Genesis Partners I (Cayman) L.P. and the proportionate ownership limited partnership interest in the Genesis I Fund of its wholly-owned indirect subsidiary, Oppenheimer Israel Investments, LLC.

         The business address for the Genesis I Fund is:
         Fortis Fund Services (Cayman) Limited
         P.O. Box 2003GT
         Grand Pavillion Commercial Centre
         Bougainvillea Way
         802 West Bay Road, Grand Cayman
         Cayman Islands, B.W.I.

         Genesis Partners I L.P.
         IRS ID # is 13-3933924
--------------------------------------------------------------------------------
Item 8.  Identification and Classification of Members of the Group.

         Not applicable.
--------------------------------------------------------------------------------
Item 9.  Notice of Dissolution of Group.

         Not applicable.
--------------------------------------------------------------------------------
Item 10.  Certifications.

         Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 14, 2001
                                        ----------------------------------------
                                                        (Date)


                                               /s/ Patricia A. Bourden
                                        ----------------------------------------
                                                      (Signature)


                                        Patricia A. Bourdon, Assistant Secretary
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).